IDEAS THAT COMMUNICATE

July 22, 2010

Larry Spirgel
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20549

RE:      Teltronics, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed March 24, 2010

Form 10-Q for the period ended March 31,2 010
Filed May 17, 2010

File No. 000-17893

Supplemental Response filed July 8, 2010

Dear Mr. Spirgel:

We received your Supplemental Response dated July 8, 2010.  We understand that the purpose of the review is to assist us in complying with applicable disclosure requirements and are providing a response to your request for our anticipated disclosure for our Form 10-Q for the quarter ended June 30, 2010 regarding dividend payments under the Company’s Series B Preferred Stock and Series C Preferred Stock.

Series B Preferred Stock

Below is the Company’s proposed disclosure for Part II, Item 3 of its Form 10-Q for the period ended June 30, 2010.  The proposed disclosure explains that the Company has managed compliance with the provision in the Company’s Certificate of Designations Establishing the Series B Preferred Stock relative to the right of the holder of the Series B Preferred Stock to elect a majority of the Board of Directors of the Company if the Company is in arrears on four quarterly dividend payments.  The proposed disclosure is as follows:

“ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

As of June 30, 2010, the Company has not paid three of the required quarterly dividend payments on our Series B Preferred Stock totaling $221,734 including 10% interest.

Under the Certificate of Designations for the Series B Preferred Stock, if the Company is in arrears and has not paid four quarterly dividend payments on our Preferred Series B Stock (whether or not consecutive) or any part thereof, including interest, then the holder of the Series B Preferred Stock has the right to demand that the number of Directors be increased to a number that allows the holders of our Series B Preferred Stock to elect a majority of our Board of Directors.  Since 2003, there has never been more than three accrued but unpaid quarterly dividends on the Series B Preferred Stock and it is unlikely that there will be more than three accrued but unpaid quarterly dividends.”

Series C Preferred Stock

As explained in our June 29, 2010 Response Letter, the Series C Preferred Stock is held by an entity controlled by three members of the Board of Directors and deferment of payment of dividends under the Series C Preferred Stock has been extended to the Company by the holder in each of the years the Series C Preferred Stock has been held by the entity.  The Series C Preferred Stock was initially issued by the Company in 2002 to convert approximately $4,000,000 of accrued expenses owed by the Company to Harris Corporation arising out of the Company’s acquisition of certain assets of Harris Corporation in June, 2000.  Harris Corporation sold the Series C Preferred Stock to the current holder in March, 2007.  As of June 30, 2010 the Company owed a total of $4,300,000 of accrued and unpaid dividends related to the Series C Preferred Stock and $1,261,188 of unpaid interest on the unpaid dividends.

The Company has not and does not have the funds and has not been able to obtain the funds required under the Certificate of Designations Establishing the Series C Preferred Stock to be able to redeem the Series C Preferred Stock which would require the Company to pay the holder all accrued and unpaid dividends and interest on the Series C Preferred Stock in addition to the redemption price provided for in the Certificate of Designations.  The Company has proposed to the holder that it consider entering into a Redemption Agreement with the Company under which the Series C Preferred Stock would be redeemed by the Company by:  (i) a Company cash payment of the accrued and unpaid dividends at a substantially discounted price with the balance of dividends being forgiven; (ii) issuance of a mutually acceptable number of restricted shares of the Common Stock of the Company; and (iii) the holder waiving all accrued and unpaid interest on the unpaid dividends.  The possible redemption transaction would require approval by the Company’s principal lender; financing of the cash to pay the discounted price for the accrued and unpaid dividends; and any other required approvals.  The holder and the Company are seeking the advice of tax and other professionals before attempting to negotiate the amount of cash and number of restricted shares of the Common Stock that might be issued to redeem the Series C Preferred Stock which negotiations could be completed prior to the end of August, 2010.

Although the possible transaction described above could result in execution of a formal agreement, the Company believes that a redemption of the Series C Preferred Stock with a combination of borrowed funds and issuance of the Company’s restricted shares of Common Stock is the only alternative for payment of accrued dividends and interest and to avoid further obligations for payment of dividends and interest on any unpaid dividends.  It is unlikely that the Company’s current financial condition would allow the Company to fully pay all accrued obligations and the stated redemption price under the Certificate of Designations.  Although preliminary discussions concerning a possible redemption transaction have been constructive and are on going, public disclosure at this time is not warranted but will be made if and when a formal agreement is executed.  Accordingly, we would propose the following disclosure in our Form 10-Q for the quarter ended June 30, 2010:

         “The Series C Preferred Stock of the Company, owned by an entity controlled by three Directors of the Company, provides for a $20 per share annual dividend, payable quarterly.  The holder of the Series C Preferred Stock has the right, but not the obligation, at its option, to convert the

40,000 shares of Preferred Stock to 1,454,545 shares of the Common Stock of the Company, subject to adjustment.  The Company has the right, but not the obligation, to redeem all or a portion of the then outstanding Series C Preferred Stock at any time for 100% of the face value plus accrued and unpaid dividends.  Unpaid dividends accrue interest at 10% per annum.  As of June 30, 2010, accrued but unpaid dividends aggregated $4,300,000 and interest on the unpaid dividends was $1,261,188.  The holder of the Series C Preferred Stock has agreed to defer payment of accrued dividends until April 2011.  Discussions have been held with the holder of the Series C Preferred Stock with respect to continued future deferrals of payment of dividends and interest on unpaid dividends until such time as the Company may be able to redeem the Series C Preferred Stock with no assurance that the Company will be able to secure financing that would be required in order to redeem the Series C Preferred Stock in whole or in part.”

We respectfully request that this letter be granted confidential treatment for review by the Staff only and not be publicly disclosed.

Sincerely,

/s/ Ewen R. Cameron
Ewen R. Cameron
Chief Executive Officer
Teltronics, Inc.

cc:           John N. Blair, Esq.